KILPATRICK TOWNSEND & STOCKTON LLP www.kilpatricktownsend.com

1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500

March 30, 2012	W. Randy Eaddy direct dial 336 607 7444 direct fax 336 734 2665 readdy@kilpatricktownsend.com

VIA EDGAR and Federal Express

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Attention:               Christina Chalk, Senior Special Counsel

Re:          Cardinal Bankshares Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed March 9, 2012 by Schaller Equity Partners, et al.
File No. 0-28780

Ladies and Gentlemen:

At the request and on behalf of our clients, Schaller Equity Partners (the “Partnership”) and the other participants identified in the above-referenced Preliminary Proxy Statement (collectively, the “Participants”), we provide below responses to the Staff’s comment letter dated March 28, 2012.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out, seriatum, each of the Staff’s comments (in bold face type) followed by the response.  We retain the order (and section headings) of the Staff’s comments, but we have changed the numbers to be sequentially continuous.

We are concurrently filing via EDGAR this letter (under the label “CORRESP”) and Amendment No. 1 to the Preliminary Proxy Statement.  Amendment No. 1 includes revisions made in response to the Staff’s comments.  Four copies of this letter, a marked-to-show-changes version of Amendment  No. 1 and the Supplemental Supporting Materials are being sent to the Staff by overnight delivery (the two extra copies are for the possible convenience of the Staff).  The Supplemental Supporting Materials relate to the responses to certain of the Staff’s comments and consist of Appendices that are keyed to such comments and responses.

ATLANTA  AUGUSTA  CHARLOTTE  DENVER  DUBAI  NEW YORK  OAKLAND  RALEIGH  SAN DIEGO  SAN FRANCISCO  SEATTLE  SILICON VALLEY  STOCKHOLM  TAIPEI  TOKYO  WALNUT CREEK  WASHINGTON, DC  WINSTON-SALEM

Securities and Exchange Commission
March 30, 2012

Unless the context requires otherwise, references to “we”, “our” or “us” in the responses below refer to the Participants.  In the case of all responses to comments, however, the use of such first-person pronouns reflects statements of the Participants as if they were the signatories of this letter (rather than this firm on their behalf).

General

1.
Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site). Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

                Response:

We confirm that we will post the proxy materials as requested with the Staff, and we have included a “Notice of Internet Availability of Proxy Materials” on page 16 of Amendment No. 1. This Notice designates www.proxyvote.com/[_________] as the location of our internet-posted proxy materials.

2.
See our last comment above. Indicate whether you have furnished a Notice of Internet Availability of Proxy Materials, or whether you intend to rely on Rule 14a-16(n)(2) to provide the material required by the notice in the proxy statement. In the latter case, please revise to provide the required information.

Response:

Pursuant to Rule 14a-16(n)(2)(i), the Notice of Internet Availability of Proxy Materials described under Response 1 will be included as part of the “full set” of proxy materials distributed to each Company shareholder.

3.
Explain why the Nominees for whom you are soliciting proxies are not included as members of the Coalition. They should be specifically identified as participants in this proxy solicitation even if they are not members of the Coalition. See Instruction 3 to Item 4 of Schedule 14A.

Response:

We believe it is appropriate, and permissible under the proxy rules, to include as members of the Coalition only those persons who have an active role in conducting the solicitation. In our case, we have also included all of the entities that are affiliated with the Partnership, regardless of the actual level of their activity.   Of the Nominees, only John Paul Houston and James W. Shortt have had (or will have) an active role in conducting the proxy solicitation. Both Messrs. Houston and Shortt are included and identified as members of the Coalition.

Each of the Nominees was identified in the proxy statement as a participant in the first paragraph of the section “Other Participant Information”. However, to remove possible confusion because of how that disclosure was made, we have revised that paragraph in Amendment No. 1. See page 14.

Securities and Exchange Commission
March 30, 2012

4.
You must provide support, either in the proxy statement disclosure or supplementally, for the factual allegations you make. Here are some examples of the types of statements for which you must provide a factual basis:

                •              “The Bank has had eight Chief Financial Officers since 1996.” (page 4)

•	“Mr. Logue was hired and appointed to [the position of Executive Vice President of the Company and President and CEO of the Bank] between March and November 2010 with great fanfare.” (page 4)

•	“In May 2010, Mr. Larrowe’s employment as Bank of the Carolinas’ COO was terminated.” (page 5)

•	The statement that most of the current Board directors are “unduly submissive” to Mr. Moore. (page 5)

•	“[A]ccording to FDIC data, at June 30, 2011, the Bank represented less than 2% of the total deposits ….” (page 6)

With respect to these and similar kinds of statements of fact that appear throughout the proxy statement, please provide a factual basis, either supplementally, or by citing to periodic reports or other source materials.

Response:

We provide below support as requested by the Staff, but we also want to make some prefatory observations.

We are and were aware of (and sensitive to) the Staff's concern about the availability of support for factual statements or allegations made in the proxy statement, and we have been thoughtful and conscientious in making the same.  Moreover, where a matter reflects our opinion, assessment or belief, we are careful to identify that status clearly.  We have also sought to limit the occasions on which we express such opinions or beliefs, and we do not express them where we do not have a reasonable basis for them.  At the same time, and consistent with the requirements of Rule 14a-9, we are entitled to express our sincerely held criticisms of the Company's current Board, as long as we do not engage in ad hominem or other personal attacks.  We believe our discussions in the proxy statement, some of which we have revised as reflected in Amendment No. 1 in further deference to the Staff's concern, are consistent with the requirements and restrictions of the proxy rules, and are supported by the information we provide below and in Appendix 4 of the Supplemental Supporting Materials.  Turning to the specific statements referenced by the Staff, we point out the following:

Securities and Exchange Commission
March 30, 2012

A.  “The Bank has had eight Chief Financial Officers since 1996.” We are revising this language to reflect that the Company has had eight “Chief or Principal Financial Officers” since 1996, and to explain our understanding that the same persons performed that function or role for the Bank.  See page 4 of Amendment No. 1.

Appendix 4-A includes sections from the Company’s SEC filings identifying the Company’s eight Chief or Principal Financial Officers since 1996.  The Company’s filings do not consistently identify the officers of the Bank.

B.  “Mr. Logue was hired and appointed to [the position of Executive Vice President of the Company and President and CEO of the Bank] between March and November 2010 with great fanfare.”

On March 31, 2010, the Company issued a press release announcing that Mr. Logue had been hired as Executive Vice-President of the Company and President and Chief Operating Officer of the Bank. On November 15, 2010, the Company issued a news release indicating that Mr. Logue had been appointed Chief Executive Officer of the Bank.  Form 8-Ks the Company filed in connection with each of those releases, as well as the March 31, 2010 press release (which described Mr. Logue’s education, experience, civic involvement and his family), are included in Appendix 4-B. While we have deleted the modifier “great” in Amendment No. 1, we believe the materials support our use of “fanfare”.

C.  “In May 2010, Mr. Larrowe’s employment as Bank of the Carolinas’ COO was terminated.”

The Form 8-K filed by Bank of the Carolinas disclosing the termination of Mr. Larrowe’s employment is included in Appendix 4-C.

D. “The current Board directors are “unduly submissive” to Mr. Moore.”

There are many instances from which we reasonably conclude that the members of the current Board are unduly submissive to Mr. Moore, including certain events we have witnessed in the past year. (See, for example, the discussion and materials in Appendix 4-D.)  However, while we continue to believe that we have a reasonable and objective basis for our opinion and belief in that regard, we have removed the reference to “unduly submissive” from the proxy statement.

E. “[A]ccording to FDIC data, at June 30, 2011, the Bank represented less than 2% of the total deposits …”

Securities and Exchange Commission
March 30, 2012

Market share reports dated June 30, 2011, for the Roanoke and Blacksburg-Christiansburg-Radford, VA Metropolitan Statistical Areas are available from www.fdic.gov, and are included in Appendix 4-E.  We have revised the relevant text in the proxy statement to read “Roanoke” in place of “Roanoke-Salem” and “less than 1%” in place of “less than 2%”, and we have added a footnote to provide a citation to where that data can be reviewed. See page 6 of Amendment No. 1.

5.
On page 2, the disclosure in the proxy statements indicates that the person named on the proxy card will vote the proxy “in such proxy’s discretion” should other matters be brought before the meeting. Rule 14a-4(c)(3) specifies that you may use discretionary authority to vote proxies only for matters that you do not know of “a reasonable time before the meeting.” Please revise your disclosure to conform to this more limited use of discretionary authority.

Response:

We are complying with the Staff’s request, but consistent with the provisions of Rule 14a-4(c)(3), we refer to matters of which we were not aware “a reasonable time before our solicitation” for the Annual Meeting.

Background and Reasons for the Solicitation, page 4

6.
Provide additional background about the “several requests to the Company” Mr. Schaller made on behalf of the Partnership regarding the reasons for the departure of Mr. Logue. When were these requests made? Specifically, how many requests were made and what was the form of the requests (oral, written, email, etc.)? What was the response?

Response:

On June 3, 2011, following the Company’s May 31, 2011 announcement that Mr. Logue had resigned from the Company and the Bank, Mr. Schaller spoke with Mr. Moore by telephone to seek additional information about Mr. Logue’s departure. Mr. Moore refused to give Mr. Schaller satisfactory (or any) information about Mr. Logue’s departure during that phone call, other than to indicate that such information was a confidential personnel matter.

On June 6, 2011, the Partnership sent a letter via email to Mr. Moore, copying the entire Board, expressing the Partnership’s concern about the outlook for the Company and the Bank in the absence of Mr. Logue. A copy of the letter was included as an attachment to the June 6 amendment to the Partnership’s Schedule 13D. The June 6 letter is included in Appendix 6-A.

Securities and Exchange Commission
March 30, 2012

On June 13, 2011, after the Company failed to respond to the Partnership’s June 6 letter, the Partnership sent a letter to the Company requesting records to which the Partnership was entitled as a shareholder under Virginia law, including minutes and other records relevant to the departure of Mr. Logue. The June 13 letter is included in Appendix 6-B.

On June 17, 2011, the Company sent a letter to the Partnership denying the request for such records. The June 17 letter is included in Appendix 6-C.

On June 22, 2011, the Partnership sent a revised records request to the Company, renewing its request for corporate minutes related to Mr. Logue’s departure. The June 22 letter is included in Appendix 6-D.

On June 29, 2011, the Company sent a letter to the Partnership denying the second request for minutes related to Mr. Logue’s departure. The June 29 letter is included in Appendix 6-E.

On July 27, 2011, the Partnership sent a letter addressed to the Board generally (with copies to all individual members of the Board) that, among other things, described the Company’s refusal to be forthcoming about the matter involving Mr. Logue’s departure. A copy of the letter was included as an attachment to the July 27 amendment to the Partnership’s Schedule 13D. The July 27 letter is included in Appendix 6-F.

On August 4, 2011, in a letter signed by all of the directors, the Board responded to the Partnership’s July 27 letter and reiterated that it did “not intend to disclose any further information about the departure of Mr. Logue”. The August 4 letter is included in Appendix 6-G.

7.	See the last comment above. Provide the same details as to the Company’s responses.

Response:

Our response to the Staff’s comment 6 addresses the Staff’s request for such details.  Please see above.

The Coalition’s Goals for the Company and the Bank, page 6

8.
Identify the “business and other leaders” in Floyd, Virginia with whom representatives of the Partnership met and who you say shared the Partnership’s concerns about the leadership situation at the Company. Indicate whether these entities or persons are or were at that time shareholders of the Company.

Securities and Exchange Commission
March 30, 2012

Response:

First, the referenced disclosure has been revised to state that “Mr. Schaller visited” (rather than “representatives of the Partnership met”) in order to reflect more precisely the informal and unstructured nature of the conversations that were had with business and other leaders in Floyd, Virginia.  Floyd, Virginia is a tiny town of less than 500 residents, and the county of Floyd has less than 16,000 residents. (Data confirming these facts are included in Appendix 8-A.)  It is not an overstatement to say that most of the adult residents of Floyd know each other, and conversations are easily joined upon being introduced to a Floyd resident by a mutual friend.  It was within that context that Mr. Schaller (a native of Winston-Salem, North Carolina) came to visit and talk with some of Floyd’s business and other leaders, following his development of a friendship with Mr. Houston and Mr. Shortt, one or both of whom introduced Mr. Schaller to other residents of Floyd.

The Floyd business and other leaders alluded to in the disclosure, with whom Mr. Schaller had conversations about the Bank, are identified in Appendix 8-B, where information is also provided about their shareholding, if any, in the Company (to the extent such information is known to the Participants).  With the exception of the persons who subsequently became Nominees, Mr. Schaller did not know the shareholding of any of these people at the time he talked with them.

The purpose of Mr. Schaller’s visits and conversations (and the reason for the disclosure in the proxy statement) is that, like any investor concerned about the leadership and direction of a company in which it has a significant stake, Mr. Schaller was seeking to learn first-hand information from independent sources about their opinions of the Bank’s leadership, the Bank’s reputation, the quality of the Bank’s services, and so on.  Upon learning that the views of some of these people were similar to his own, Mr. Schaller would share some of his views.  No such informal visit and conversation with any of those persons involved any presentation by Mr. Schaller about the Bank, the Company or any plans of the Partnership with respect to the Company.

It is also important to note that, at the time of those conversations, the Partnership was not engaged in (or planning for) a proxy solicitation against the Company.  As discussed in the proxy statement, the Partnership did not begin serious consideration of such a solicitation until early January 2012, by which time Mr. Schaller was no longer having visits or conversations with such persons, other than those who have become the Nominees or who are members of the Nominees’ respective immediate families.

Information Concerning Voting by the Coalition and Nominees, page 11

9.
The fact that there are six directors being reelected at the Annual Meeting and you are only nominating five people for the open slots should be disclosed earlier in the proxy statement, along with an explanation of why.

Securities and Exchange Commission
March 30, 2012

Response:

As requested by the Staff, short-slate disclosure information has also been included earlier in the proxy statement. See the cover letter and page 2 of the proxy statement in Amendment No. 1.

10.	Disclose which of the Company’s nominees you intend to support with respect to the shares owned by the Partnership itself and explain why.

Response:

We do not understand why the Staff believes the Partnership is required to disclose which of the Company’s nominees it intends to support along with the Coalition’s Nominees.  In fact, we are concerned that the proxy rules do not permit the Coalition to include that information in its proxy statement, unless it has consent from that Company nominee to do so.  However, the Partnership is willing to identify that Company nominee (and to indicate the reason it currently intends to vote for that person) in the Coalition’s proxy statement, if the Staff confirms that including such information is permitted by the proxy rules without that person’s consent.  Subject to receiving such confirmation, the Coalition would include substantially the following disclosure in the proxy statement (which is included tentatively, in brackets, on page 11 of Amendment No. 1):

“The Partnership currently intends to vote its Shares for the reelection of Dr. Joseph Howard Conduff, Jr., if he continues to be a nominee for reelection by the Company.  The Partnership believes that Dr. Conduff is capable of the kind of independent, thoughtful decision-making, as a director, to which the shareholders are entitled.  In addition, Dr. Conduff, if he were to be reelected and were to serve along with the five Nominees, would provide the newly constituted Board with a sense of continuity, and would provide valuable institutional knowledge of the Board, the Company and the Bank.  As of the date of this Proxy Statement, Dr. Conduff is listed as one of the Company’s nominees for reelection, and biographical information about Dr. Conduff – along with information about the amount of Shares he owns, his independent status with respect to the Company, his role on various committees of the Board and his compensation as a director – can be found in the Company’s proxy statement.”

11.
We note that you are critical of Mr. Larrowe for his lack of prior experience in the banking industry. Since none of your Nominees appear to have prior banking experience, explain why you believe this will not hinder their ability to successfully manage the Bank and the Company if elected, and specifically, why your criticism of Mr. Larrowe is distinguishable.

Securities and Exchange Commission
March 30, 2012

Response:

The Staff appears to have misperceived the nature and scope of our statements about Mr. Larrowe’s prior banking experience.  First, although we question (or criticize) the depth (longevity) of Mr. Larrowe’s banking management experience, we do not say or imply that he has a “lack of” prior banking experience.  Second, we do not criticize or even question Mr. Larrowe’s banking experience, on any basis, with respect to him serving as a director of the Company.  Rather, we only question the depth of his banking management experience with respect to his management positions as Executive Vice President of the Company and the Bank and as the apparent successor to Mr. Moore as President of the Bank.

The Nominees are only seeking election to the Company’s Board of Directors; none of them is seeking to become an executive officer or a member of senior management of the Bank or the Company.  As a result, none of the Nominees will be involved in managing the Bank, and so their ability (or not) to actually manage the Bank is not relevant.  Moreover, the experience of the Nominees relative to that of Mr. Larrowe with respect to prior banking management is not relevant to our questioning the substantiality of Mr. Larrowe’s own banking management experience.

Other Participant Information, page 14

12.
With respect to participant Douglas E. Schaller, provide information about Mr. Schaller’s employment history to the extent that Mr. Schaller has any other occupation besides his affiliation with SIG, SEM or the Partnership. See Item 5(b)(ii) of Schedule 14A.

Response:

In response to the Staff’s comment, we are clarifying that Mr. Schaller’s sole occupation is that of an investment adviser, and that he has provided investment advice solely through SIG since its founding in 1995.  See page 14 of Amendment No. 1.

13.	See our last comment above. Provide additional background information about participants SIG and SEM.

Response:

In response to the Staff’s comment, we are adding disclosure that each of SIG and SEM is a North Carolina corporation, and that the sole purpose of SEM, which was formed in 2000, is to serve as the general partner of the Partnership. See page 14 of Amendment No. 1.  We are also augmenting our prior disclosure about SIG’s status as a SEC-registered investment adviser, to reflect that SIG’s clients include the Partnership as well as other separately managed accounts.  See page 14 of Amendment No. 1.

Additional Information, page 16

14.
We note that you refer security holders to information that you are required to provide and that will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the required information to security holders would be inappropriate. If you disseminate your proxy statement before the distribution of the Company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Response:

We will not file or disseminate our definitive proxy statement prior to the Company’s filing of its definitive proxy statement on EDGAR.

* * * * *

Additionally, in response to the Staff’s request, the Participants hereby acknowledge that (i) the Participants are responsible for the adequacy and accuracy of the disclosure in their filing; (ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Participants’ filing; and (iii) the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (336) 607-7444 or Matthew S. Chambers at (336) 607-7313.

Thank you for your consideration in this matter.

Sincerely,

/s/ W. Randy Eaddy

Enclosures	W. Randy Eaddy

cc: Mr. Douglas E. Schaller
Matthew S. Chambers, Esq.